KongZhong announces the WAR SAGA Brand, creating China's
leading military online game platform

BEIJING, April. 20, 2014 PRNewswire — KongZhong Corporation (KONG), a leading provider of digital entertainment services for consumers in the PRC, today has officially announced, the “WAR SAGA” brand, "the leading brand for online military games in China”, at a press conference at the Wangzuo Film Production Base in Beijing. Attendees at the event included Leilei Wang, the Chairman and CEO of KongZhong, Victor Kislyi, the founder and CEO of Wargaming, Oleg Gotynyan, the development director of War of Warplanes, Jiayao Dong, the vice president of Phoenix TV and famous TV host of military programs, General Wenlong Du, a renowned Chinese military expert, Xiaosong Gao, a famous musician and military enthusiast, the management team of KongZhong and Wargaming as well as over a hundred key media organizations and hundreds of fans of War Saga games.

At the conference, KongZhong celebrated the 3-year anniversary of World of Tanks’ successful operation in China with the event's guests. At the same time, KongZhong announced that World of Warplanes, the 2nd epic war title developed by Wargaming, will begin its next closed beta test on April 25th. Unlike prior closed beta tests, accounts will not be wiped at the end of this test, enabling players who participate to carry their game play history into the upcoming open beta. In addition, KongZhong announced that the first technical test for World of Warships is expected to be held sometime in the fourth quarter of 2014. As the trilogy of war games from Wargaming are getting closer to be simultaneously available to Chinese players, KongZhong formally announced its “WAR SAGA” brand strategy, emphasizing the Company's leading position and provider of military online games to the China game market.

World of Tanks’ 3-year anniversary

Since March 15th, 2011, World of Tanks had been commercially operated for 3 years and has become the most welcomed and top-tier military online game in China. At the end of 2013, global registered users of World of Tanks increased to 80 million with roughly half of that figure coming from China and global PCUs of over 1.28 million. Over the course of its successful operation, World of Tanks has introduced 27 large-scale content updates, including version 0.6.7, which introduced the first Chinese tank “59” (of which 700k Chinese players are owners of this tank), version 0.8.3, which introduced the Chinese tank series, and the version 0.8.9, whose biggest feature “Germany WT-100 tank” has become one of the most popular tanks in the game to-date.

World of Tanks has also made great contributions to Chinese e-sports since its launch in China. At the end of 2013, World of Tank’s e-sport tournaments in China had been held in over 100 cities with the support from over 100,000 fans. The annual prize amount for WoT tournaments was more than RMB 1.0 mn while the annual broadcast of the China finals aired over 500 hours of WoT tournaments with a the total audience of over 20.0 mn viewers. In addition, Chinese team achieved 2nd place at the WCG World of Tanks e-sport tournament.

World of Warplanes to go begin closed beta on Apr, 25th 2014

Also created by Wargaming, World of Warplanes was born in Kiev, Ukraine, a famous historical city during the World War II time period. At the event, Oleg Gotynyan, the development director of World of Warplane, provided a comprehensive introduction of World of Warplanes to the China market, including key game play and the overall development process and philosophy.

World of Warplanes is a massively multiplayer online game dedicated to the golden era of military aviation. It supplements the legendary World of Tanks game as a new part of the Wargaming.net universe. Teams of 15 players each battle against each other in an unceasing confrontation for air supremacy, but each moment will be remembered for a long time. Flying the “steel birds” from biplanes of the 1930s up to the first jet planes of 1950s, millions of pilots around the world are proving their own superiority. The game features simple controls with fast-paced combat (less than 5 minutes for a typical battle), which KongZhong believes will appeal to a different market than World of Tanks. Moreover, players in China, similar to players overseas will enjoy access to a single unified account, which will allow players to have direct access to all of Wargaming’s MMO titles in a single portal and a single game economy.

World of Warships’ First Technical test in Q4, 2014

Additionally, it was revealed at the conference, that World of Warship’s first technical test is now scheduled in China for sometime during the fourth quarter of 2014. World of Warships is an MMO naval warfare action game dedicated to the naval clashes of the 20th century. The game was created by Lesta Studio, a St.Peterburg team under the leadership of Wargaming. It is the 3rd epic title of “WAR SAGA”. In World of Warships, the battlefield will move from the air to the ocean, where the game will provide players numerous strategic opportunities for success in naval combat. Like World of Warplanes, players in China, will enjoy access to a single unified account, which will allow players to have direct access to all of Wargaming’s MMO titles in a single portal and a single game economy.

Revealed: the Leading Brand of Online Military Games Brand “WAR SAGA” in China

At the event, based on the “War Trilogy” (Tanks, Warplanes, and Warships), Wang Leilei, the Chairman and CEO of KongZhong, revealed the “WAR SAGA” brand which embodies the unification of Wargaming's titles and an inauguration ceremony of the “WAR SAGA” brand was led by Leilei Wang and Victor Kislyi.

KongZhong has accumulated a rich set of operating and marketing experience in the war game genre from operating World of Tanks since the beginning of 2011. Through these experiences, KongZhong is highly attuned to the requirements of online military game fans in China market as well as having accumulated a significant community of online military game fans onto the KongZhong game platform, to create competitive advantages in the China online game market.

Leilei Wang said, "World of Tanks is now the most successful military title in Chinese gaming market. I would like to give thanks for the long-term support from Wargaming development team. Wargaming is one of the best creators of military games in the world and I believe this will ensure the quality and success of World of Warplanes’ upcoming Chinese launch. KongZhong is Wargaming’s most trustworthy partner and I hope that we can bring more military masterpieces to Chinese fans together in future under the WAR SAGA brand".

Victor Kislyi said, "Wargaming and KongZhong have formed into a unique, long-term partnership in the 3-years since our cooperation of World of Tanks. World of Tanks had made great success worldwide since its launch, which has created a stable foundation for the WAR SAGA brand. As the leading brand of online war games, WAR SAGA would achieve higher value than a stand along game and has further room to develop its market leading position in future via the official launch of World of Warplanes and World of Warships."

About KongZhong

KongZhong (KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

About Wargaming

Wargaming is an award-winning online game developer and publisher and one of the leaders in the free-to-play MMO market. Founded as a privately held company in 1998, Wargaming has shipped more than 15 titles and employs around 2,800 professionals across such key regions as North America, Europe, Russia, Asia and Australia. Currently, Wargaming is focused on its team-based MMO war series dedicated to mid-20th century warfare that will include the company's flagship armored MMO World of Tanks, launched in April 2011 and currently boasting over 75 million players worldwide, the flight combat World of Warplanes that took off in November 2013 with over 4.5 million pilots, and the naval World of Warships, scheduled for release in 2014.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com